UNITED STATES          -----------------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             Washington, D.C. 20549      -----------------------
                                                         OMB NUMBER:   3235-0058
                                   FORM 12B-25           EXPIRES:  JUNE 30, 1994
                                                         ESTIMATED AVERAGE
                           NOTIFICATION OF LATE FILING   HOURS BURDEN
                                                         PER RESPONSE.......2.50
                                                         -----------------------

                                                 Commission File Number 333-8043

(Check  One):  [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ] Form N-SAR


               [ ] For  Period  Ended:   December 31, 1996
               [x] Transition   Report   on   Form   10-K
               [ ] Transition   Report   on   Form   20-F
               [ ] Transition   Report   on   Form   11-K
               [ ] Transition   Report   on   Form   10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:  December 31, 1996
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant  Four M Corporation
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Former Name if Applicable
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115 Stevens Avenue
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Address of Principal Executive Office (Street and Number)
Valhalla, New York  10595
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       Registrant's financial statements were not completed on or before the date on which Registrant's Transition Report on Form 10-K for the transition period from August 1 to December 31, 1996, is required to be filed as a result of delays due to changes in the Registrant's operations occurring late in the filing period which were required to be disclosed in this Transition Report, which, in turn, may require additional financial disclosure. The Company is currently in the process of finishing these necessary adjustments and believes at this time that the work will be completed, and its Transition Report on Form 10-K will be filed, within the grace period provided for under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael S. Nelson               (212)                   715-9100
     ------------------------- ----------------------- -------------------------
          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

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(3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for the last fiscal yea r will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,    and,   if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.

     Registrant expects its results of operations to have decreased to an operating income of approximately $7.8 million for the five months ended December 31, 1996, from an operating income of approximately $8.2 million for the five months ended December 31, 1995. This decrease resulted primarily as a result of a decrease in selling price per ton.


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                         Four M Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     April 1, 1997        By /s/ Michael S. Nelson
    -----------------------     -------------------------------
                                 Michael S. Nelson, Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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